July 3, 2019

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

       Re: The OLB Group, Inc.
           Registration Statement on Form S-1
           Filed June 26, 2019
           File No. 333-232368

Dear Mr. Yakov:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 26, 2019.

Form S-1 filed June 26, 2019

Risk Factors
Failure to establish and maintain effective internal controls..., page 34

1. We note that you identified material weaknesses in your internal control over financial reporting. Please revise to describe management's current plans or actions already undertaken, if any, to remediate such weaknesses.
Capitalization, page 38

2. Please revise to include the correct amount of debt outstanding at March 31, 2019.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
July 3, 2019
July 3, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
40

3. Please refer to prior comment 8 of our letter dated February 4, 2019 and disclose the dollar amount of gross transactions and the average number of monthly transactions for all the periods presented.
Results of Operations, page 41

4. Please refer to our comment below with regards to the predecessor/successor financial statements and revise your results of operations disclosures accordingly. In this regard, discussions regarding OLB's historical results of operations for the periods ending
         December 31, 2017 and March 31, 2018 should be removed. Instead you should include a discussion of the predecessor financial statements for the year ended December 31, 2017 compared to both the predecessor period from January 1, 2018 to April 8, 2018 and the successor period from April 9, 2018 to December 31, 2018. Similarly, you should discuss the results for the predecessor and successor interim periods ending March 31st. You may supplement your discussion of the annual results of operations for the predecessor/successor periods with a discussion based on pro forma financial information;
         however, the pro forma information for fiscal 2018 should be presented in a format consistent with Article 11 of Regulation S-X and should not be given greater prominence than that of your actual results.
Liquidity and Capital Resources, page 42

5. We note that you intend to use up to 20% of the offering proceeds to repay a portion of the
         Term Note. Please discuss how you intend to repay the remaining balance of such
         Note after the significant shareholder's commitment to provide additional financial support expires in 2020, and address any additional risks associated with such expiration.
         Also, disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to FRC 501.03(a) and
         Section IV of SEC Release 33-8350.
6. You state on pages 5 and F-17 that the significant shareholder's commitment expires in
         April 2020; however, your disclosure here states that the commitment expires in
         November 2020. Please resolve this apparent inconsistency. Consolidated Financial Statements, page F-6

7. Please remove the successor financial statements for the period prior to the Asset
         Acquisition. In this regard, the December 31, 2017 and March 31, 2018 historical financial statements for OLB should be removed, and the successor financial statements should be for the period from April 9, 2018 through December 31, 2018. Please revise all footnote disclosures as well as Marcum's audit opinion, as necessary, and remove Liggett and Webb's audit opinion for OLB's December 31, 2017 financial statements.
 Ronny Yakov
The OLB Group, Inc.
July 3, 2019
Page 3
8. We note your response to prior comment 7. Although the Asset Acquisition is reflected in the December 31, 2018 financial statements, it is only included from a portion of the year beginning on April 9, 2018. Therefore, please include pro forma financial statements for the year ended December 31, 2018, which give effect to the Asset Acquisition for the entire year. At a minimum, ensure that you include pro forma adjustments assuming the transaction occurred on January 1, 2018 that reflect (a) the impact on interest expense for the change in outstanding debt and (b) the additional amortization expense related to the stepped up basis in acquired intangible assets. Refer to Article 11 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-
Adviser, at (202) 551-3447 or, in his absence, Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                           Sincerely,

FirstName LastNameRonny Yakov                              Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameThe OLB Group, Inc.
                                                           and Services
July 3, 2019 Page 3
cc:       Barry I. Grossman
FirstName LastName